Mail Stop 4561

May 16, 2006

Mr. Steven J. Wilk
President and Chief Executive Officer
Transnet Corporation
45 Columbia Road
Somerville, New Jersey 08876-3576

> **Re: Transnet Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Filed September 30, 2005**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Filed February 14, 2006**
> **File No. 0-8693**

Dear Mr. Wilk:

We have read your response to our comment letter dated March 15, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2005

Item 6. Selected Financial Data, page 9

1.   We note your response to previous comment No. 2. Revise the Selected Financial Data table to include the proposed disclosures supplementally provided to the staff, so that the information within the statement of operations agrees with the information included within the selected financial data table. Further, the amount of cash dividends paid in each period should be disclosed as required by Item 601 of Regulation S-K.

Mr. Steven J. Wilk
Transnet Corp.
May 16, 2006

Financial Statements

Notes to the Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Note 2 [G] Revenue Recognition, page F-8

2.   We note your response to previous comments Nos. 5 and 6 regarding the types of
        contracts you typically enter into. We note that you may enter into contracts where you
        may procure equipment (hardware, software and peripherals) and then install the working
        systems/equipment. These contracts may also include the providing of services and
        technical support and may be both short term and long term in nature. Based on the
        information provided, it would appear that you should be accounting for these types of
        contracts in accordance with SOP 81-1. It is unclear to us why you have determined that
        since the earnings process is less than one-year that SOP 81-1 does not apply. If the
        company were to follow SOP 81-1 it is unclear as to what impact this would have on
        previously reported operating results.

3.   Further, regarding the sale of procured equipment only where no additional installation
        services are provided, we would expect the company to be following the guidance within
        SAB Topic 13.

4.   Your revenue recognition accounting policy should be revised to address each of the
        different types of revenue generating processes you have entered into clearly describing
        the authoritative accounting guidance being followed.

     As appropriate, please amend your filing and respond to these comments within 10 business
days or tell us when you will provide us with a response. Please submit all correspondence and
supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish
to provide us with marked copies of any amendment to expedite our review. Please furnish a
cover letter with any amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing any amendment and your responses to
our comments.

        You may contact Marc Thomas at (202) 551-3452 if you have questions regarding
comments on the financial statements and related matters. You may also contact me at (202)
551-3489 with any other questions as I supervised the review of your filing.

                                        Sincerely,

                                        Brad Skinner

Mr. Steven J. Wilk
Transnet Corp.
May 16, 2006

Accounting Branch Chief